Exhibit 99.1

NATIONAL ENERGY SERVICES REUNITED CORP.

777 Post Oak Boulevard, Suite 730
Houston, Texas 77056

May 16, 2025

Dear Shareholder,

On behalf of the Board of Directors (the “Board”) of National Energy Services Reunited Corp. (the “Company,” “NESR,” “our” or “we”), it is my pleasure to extend to you an invitation to attend the Company’s 2025 annual general meeting of shareholders (the “Annual General Meeting”). The Annual General Meeting will be held at:

Location:	777 Post Oak Boulevard, Suite 730, Houston, Texas 77056

Date:	June 13, 2025

Time:	8:00 a.m. Central Daylight Time

The Notice of 2025 Annual General Meeting and Proxy Statement describes the business to be transacted at the Annual General Meeting and provides other information concerning the Company. The principal business to be transacted at the Annual General Meeting will be (1) the re-election of each of our five current directors and the election of one additional director to the Board (collectively, the “director nominees,” “nominated directors” or “nominees to the Board”), each for a term of one year, (2) to approve an advisory resolution on executive compensation and (3) to ratify the appointment of Grant Thornton Audit and Accounting Limited (Dubai Branch) (“GT”) as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025. The Board unanimously recommends that shareholders vote “FOR” the election to the Board of each of the nominated directors, “FOR” the advisory, non-binding resolution to approve the compensation provided to our named executive officers for 2024 and “FOR” the ratification of the appointment of GT as our independent registered public accounting firm for the fiscal year ending December 31, 2025.

For NESR, 2024 was the second consecutive year of sector-leading business growth, process improvement and capital markets milestones. The Company completed its Nasdaq Capital Market (“Nasdaq”) relisting in October, and celebrated with investors, analysts and technology partners with a bell ringing ceremony and technology exposition at the exchange in New York City. The relisting represents the capstone of a multi-year financial restatement and process enhancement initiative that, while challenging, we believe positions the Company for sustainable growth and value creation in the future. Despite the prevailing market volatility, the outlook remains bright, and NESR is in its strongest-ever position operationally.

We know that many of our shareholders will be unable to attend the Annual General Meeting. Proxies are solicited so that each shareholder has an opportunity to vote on all matters that are scheduled to come before the Annual General Meeting. Whether or not you plan to attend the Annual General Meeting, we hope that you will have your stock represented by voting online, by telephone, or by completing and returning a proxy card or voting instruction card as soon as possible. You may, of course, attend the Annual General Meeting and vote in person even if you have previously voted.

Sincerely,

Sherif Foda

Executive Chairman and Chief Executive Officer

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NOTICE OF 2025 ANNUAL GENERAL MEETING AND PROXY STATEMENT

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NATIONAL ENERGY SERVICES REUNITED CORP.

NOTICE OF 2025 ANNUAL GENERAL MEETING

Time and Date	8:00 a.m. Central Daylight Time June 13, 2025

Where	777 Post Oak Boulevard, Suite 730, Houston, Texas 77056

Items of Business

(1) To re-elect each of our five current directors and to elect one additional director to NESR’s Board, each for a term of one year.

(2) To approve an advisory resolution on executive compensation.

(3) To ratify the appointment of GT as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025.

Adjournments and Postponements	Any action on the items of business described above may be considered at the Annual General Meeting at the time and on the date specified above or at any time and date to which the Annual General Meeting may be properly adjourned or postponed.

Record Date	The record date for the Annual General Meeting is May 2, 2025. Only shareholders of record at the close of business on that date will be entitled to notice of, and to vote at, the Annual General Meeting or any adjournment or postponement of the Annual General Meeting.

Voting	Your vote is very important. Whether or not you plan to attend the Annual General Meeting, we encourage you to read the Proxy Statement and vote your shares in advance of the Annual General Meeting by submitting your proxy by internet, telephone or mail as soon as possible. For specific instructions on how to vote your ordinary shares, please refer to the section entitled “Questions and Answers About the Proxy Materials and the Annual General Meeting” of the Proxy Statement and the instructions on the proxy or voting instruction card.

By Order of the Board of Directors

Sherif Foda

Executive Chairman and Chief Executive Officer

May 16, 2025

This Notice of 2025 Annual General Meeting and Proxy Statement

and the form of proxy are being distributed on or about May 16, 2025.

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QUESTIONS AND ANSWERS ABOUT

THE PROXY MATERIALS AND THE ANNUAL GENERAL MEETING

Q:	Why am I receiving these materials?

A:	The Board is providing these proxy materials to you in connection with NESR’s Annual General Meeting, which will take place on June 13, 2025. As a shareholder, you are invited to attend the Annual General Meeting and vote on the items of business described in this Proxy Statement.

Our proxy materials are also available on our website at www.nesr.com under the Investor Relations section.

Q:	When and where are we holding the Annual General Meeting?

A:	Our Annual General Meeting for 2025 will be held at 777 Post Oak Boulevard, Suite 730, Houston, Texas 77056, at 8:00 a.m., Central Daylight Time, on June 13, 2025.

Q:	What information is contained in this Proxy Statement?

A:	The information included in this Proxy Statement relates to the proposals to be voted on at the Annual General Meeting, the voting process, the compensation of directors and NESR’s named executive officers, and certain other information about NESR.

Q:	How may I obtain NESR’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”)?

A:	Our 2024 Annual Report on Form 20-F constitutes our annual report to shareholders. Copies of the 2024 Annual Report are available on our website at www.nesr.com under the Investor Relations section and in the EDGAR database on the SEC’s website at www.sec.gov. Shareholders may also request a free copy of our 2024 Annual Report on Form 20-F from:

National Energy Services Reunited Corp.

777 Post Oak Boulevard, Suite 730

Houston, Texas 77056

Attention: Investor Relations

Telephone: (832) 925-3777

Email: investors@nesr.com

NESR will also furnish any exhibit to Form 20-F, if specifically requested.

Q:	Who will bear the cost for soliciting votes for the Annual General Meeting?

A:	NESR is making this solicitation and will pay the entire cost of preparing, assembling, printing, mailing and distributing proxy materials and soliciting votes. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made by telephone or by electronic communication by our directors, officers and employees who will not receive any additional compensation for such solicitation activities. Upon request, we will reimburse brokerage houses and other custodians, nominees and fiduciaries for forwarding proxy and solicitation materials to shareholders.

Q:	What items of business will be voted on at the Annual General Meeting?

A:	The items of business scheduled to be voted on at the Annual General Meeting are:

(1)	The re-election of each of our five current directors and the election of one additional director to NESR’s Board, each for a term of one year;

(2)	The approval of an advisory resolution on executive compensation; and

(3)	Ratifying the appointment of GT as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025.

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Q:	How does the Board recommend that I vote?

A:	The Board recommends that you vote your ordinary shares “FOR” the election to the Board of each of the nominated directors, “FOR” the advisory, non-binding resolution to approve the compensation provided to our named executive officers for 2024 and “FOR” the ratification of GT as the Company’s independent registered public accounting firm for 2025.

Q:	What shares can I vote?

A:	Each NESR ordinary share issued and outstanding as of the close of business on May 2, 2025, the record date for the Annual General Meeting, is entitled to be voted on all items being voted upon at the Annual General Meeting. The record date for the Annual General Meeting is the date used to determine both the number of ordinary shares that are entitled to be voted at the Annual General Meeting and the identity of the shareholders of record and beneficial owners of those shares who are entitled to vote those shares at the Annual General Meeting. On the record date for the Annual General Meeting, we had 96,452,967 ordinary shares issued and outstanding. You may vote all ordinary shares owned by you as of the record date, including (1) shares held directly in your name as the shareholder of record and (2) shares held for you as the beneficial owner through a broker, trustee or other nominee, such as a bank, pursuant to the instructions of such record holder.

Q:	What is the difference between holding ordinary shares as a shareholder of record and as a beneficial owner?

A:	Most NESR shareholders hold their ordinary shares through a broker or other nominee rather than directly in their own name. As summarized below, there are some distinctions between ordinary shares held of record and those owned beneficially.

Shareholder of Record

If your ordinary shares are registered directly in your name with NESR’s transfer agent, Continental Stock Transfer & Trust Company, you are considered with respect to those shares the shareholder of record, and these proxy materials are being sent directly to you by NESR. As the shareholder of record, you have the right to grant your voting proxy directly to NESR management or to attend the Annual General Meeting and vote all shares registered in your name during the meeting.

Beneficial Owner

If your ordinary shares are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in street name and these proxy materials are being forwarded to you together with voting instructions. As the beneficial owner, you have the right to direct your broker, trustee or nominee how to vote and you are also invited to attend the Annual General Meeting.

Since a beneficial owner is not the shareholder of record, you may not attend the Annual General Meeting and vote all shares unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Annual General Meeting. Your broker, trustee or nominee should have provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your shares.

Q:	How can I attend the Annual General Meeting?

A:	You are entitled to attend the Annual General Meeting only if you were a NESR shareholder as of the close of business on May 2, 2025 or you hold a valid proxy for the Annual General Meeting. You should be prepared to present photo identification for admittance. In addition, if you are a shareholder of record, your name will be verified against the list of shareholders of record on the record date prior to your being admitted to the Annual General Meeting. If you are not a shareholder of record but hold ordinary shares through a broker or nominee (i.e., in street name), you should provide proof of beneficial ownership on the record date, such as your most recent account statement prior to the record date, a copy of the voting instructions provided by your broker, trustee or nominee or other similar evidence of ownership. If you do not provide photo identification or comply with the procedures outlined above upon request, you will not be admitted to the Annual General Meeting. The Annual General Meeting is scheduled to begin promptly at 8:00 a.m. Central Daylight Time on June 13, 2025.

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Q:	How can I vote my ordinary shares in person at the Annual General Meeting?

A:	Ordinary shares held in your name as the shareholder of record may be voted in person at the Annual General Meeting. Ordinary shares held beneficially in street name may be voted in person only if you obtain a legal proxy from the broker, trustee or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the Annual General Meeting, we recommend that you also submit your proxy or voting instructions as described below so that your vote will be counted if you later decide not to attend the Annual General Meeting.

Q:	How do I vote my ordinary shares without attending the Annual General Meeting?

A:	Whether you hold ordinary shares directly as the shareholder of record or beneficially in street name, you may direct how your shares are voted without attending the Annual General Meeting. If you hold ordinary shares beneficially in street name, you may vote by submitting voting instructions to your broker, trustee or nominee. If you are a shareholder of record, you may vote by submitting a proxy by mail or by voting online or by telephone, as follows:

(1)	by internet at the web address shown on your proxy card;

(2)	by telephone by calling the phone number shown on your proxy card and following the instructions on such proxy card; or

(3)	by mail, by completing, signing and returning your proxy card.

Telephone and internet voting will be available 24 hours a day and will close at 11:59 p.m. Eastern Daylight Time on June 12, 2025.

Q:	May I change my vote?

A:	You may change your vote at any time prior to the vote at the Annual General Meeting. If you are the shareholder of record, you may change your vote by:

(1)	sending a written notice of revocation to NESR’s Corporate Secretary by mail dated as of a later date than the date of the proxy and received prior to the Annual General Meeting;

(2)	sending a completed proxy card bearing a later date than your original proxy card and mailing it so that it is received prior to the Annual General Meeting;

(3)	logging on to the internet website specified on your proxy card in the same manner you would submit your proxy electronically, or by calling the telephone number specified on your proxy card, in each case if you are eligible to do so and following the instructions on the proxy card; or

(4)	attending the Annual General Meeting and voting all shares registered in your name during the meeting.

Attendance at the Annual General Meeting will not cause your previously granted proxy to be revoked unless you specifically so request. For ordinary shares you hold beneficially in street name, you may change your vote by submitting new voting instructions to your broker, trustee or nominee prior to the Annual General Meeting, or, if you have obtained a legal proxy from your broker or nominee giving you the right to vote your shares, by attending the Annual General Meeting and voting all shares registered in your name during the meeting.

Q:	Is my vote confidential?

A:	Proxy instructions, ballots and voting tabulations that identify individual shareholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within NESR or to third parties, except (1) as necessary to meet applicable legal requirements, (2) to allow for the tabulation of votes and certification of the vote and (3) to facilitate a successful proxy solicitation, in the event a proxy solicitor is utilized by the Company. However, occasionally shareholders provide written comments on their proxy cards, which proxy cards are then forwarded to NESR management.

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Q:	How many ordinary shares must be present or represented to conduct business at the Annual General Meeting?

A:	Holders of at least 50% of the total votes of the Company’s ordinary shares issued and outstanding and entitled to vote at the Annual General Meeting, present at the Annual General Meeting or represented by proxy, constitute a quorum. Your shares are counted as present if you attend the Annual General Meeting and vote or if you properly vote by internet, telephone or mail in advance of the Annual General Meeting. In the absence of a quorum, within two hours from the time appointed for the meeting, at the discretion of the Chairman of the Board, the meeting shall either be dissolved or stand adjourned to a business day at the same time and place, and if at the adjourned meeting there are present within one hour of the time appointed for the meeting in person or by proxy not less than one-third of the votes of our shareholders entitled to vote, those present shall constitute a quorum. Abstentions will be counted for the purpose of determining the presence of a quorum, but broker non-votes will not be counted for purposes of determining the presence of a quorum.

Q:	How are votes counted?

A:	In the election of directors, you may vote “FOR” one or more of the nominees or “AGAINST” one or more of them, or you may “ABSTAIN.” For the advisory vote on executive compensation and the ratification of the appointment of GT, you may vote “FOR,” “AGAINST” or “ABSTAIN.” Abstentions with respect to these proposals will not be counted.

The shares represented by all valid proxies received by telephone, by internet or by mail will be voted in the manner specified. Where specific choices are not indicated, the ordinary shares represented by all valid proxies will be voted in accordance with the recommendations of the Board (i.e., “FOR” all of NESR’s nominees to the Board, “FOR” the advisory non-binding resolution to approve the compensation provided to our named executive officers for 2024 and “FOR” the ratification of the appointment of GT as our independent registered public accounting firm for the fiscal year ending December 31, 2025).

If you hold ordinary shares beneficially in street name and do not provide your broker with voting instructions on the proposal to elect directors or the advisory vote on executive compensation, your shares constitute “broker non-votes.” Generally, broker non-votes occur on a matter when a broker is not permitted to vote on that matter without instructions from the beneficial owner and instructions are not given. In tabulating the voting result for these proposals, ordinary shares that constitute broker non-votes are not considered entitled to vote on that proposal. Thus, broker non-votes will not affect the outcome of these proposals at the Annual General Meeting.

Q:	What is the voting requirement to approve each of the proposals?

A:	Approval of the election of director nominees requires each one of the nominees to be approved by a majority of the votes cast by shareholders present or represented by proxy at the Annual General Meeting. This means that each of the six nominees will be elected if each is approved by the affirmative vote of a majority of the votes cast by shareholders present or represented by proxy at the Annual General Meeting. Abstentions and broker non-votes will have no effect on the election of directors. The advisory vote on executive compensation and the appointment of GT as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025 each require the affirmative vote of a majority of those ordinary shares present or represented by proxy and entitled to vote on that proposal at the Annual General Meeting. Abstentions will count as a vote against each of these proposals. Broker non-votes will have no effect on the outcome.

Q:	Is cumulative voting permitted for the election of directors?

A:	No. NESR does not allow you to cumulate your vote in the election of directors. For all matters proposed for shareholder action at the Annual General Meeting, each ordinary share outstanding as of the close of business on the record date is entitled to one vote.

Q:	What should I do if I receive more than one set of voting materials?

A:	You may receive more than one set of voting materials, including multiple copies of this Proxy Statement and multiple proxy cards or voting instruction cards. For example, if you hold your ordinary shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a shareholder of record and your ordinary shares are registered in more than one name, you may receive more than one proxy card. Please follow the voting instructions with respect to each proxy card and voting instruction card that you receive.

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Q:	How may I obtain a separate set of voting materials?

A:	If you share an address with another shareholder, you may receive only one set of proxy materials unless you have provided contrary instructions. If you wish to receive a separate set of proxy materials now or in the future, you may contact us to request a separate copy of these materials at:

National Energy Services Reunited Corp.

777 Post Oak Boulevard, Suite 730

Houston, Texas 77056

Attention: Investor Relations

Telephone: (832) 925-3777

Email: investors@nesr.com

Similarly, if you share an address with another shareholder and have received multiple copies of our proxy materials, you may contact us as indicated above to request delivery of a single copy of these materials in the future.

Q.	Who can help answer my questions?

A.	Please contact Investor Relations via the contact information set forth above.

Q:	Where can I find the voting results of the Annual General Meeting?

A:	We intend to announce preliminary voting results at the Annual General Meeting and publish final results in our report on Form 6-K filed after the Annual General Meeting.

Q:	What is the deadline to propose actions for consideration at next year’s annual general meeting of shareholders or to nominate individuals to serve as directors?

A:	You may submit proposals, including director nominations, for consideration at future annual general meetings as indicated below.

Submission of Shareholder Proposals

The Board is not aware of any other matter that is required to be brought before the Annual General Meeting. Under British Virgin Islands (“BVI”) law, which is where we are incorporated, only business that is specified in the notice of an annual general meeting can be transacted at the Annual General Meeting.

Future Shareholder Proposals

If you wish to nominate a person for election as a director of the Company following the expiry of an existing term or present any other proposal for consideration at the 2026 annual general meeting of shareholders, you must give timely notice thereof in writing to the Company in accordance with the Company’s Memorandum and Articles of Association (our “Charter”) and Company policy. Notwithstanding the foregoing, the Board may, at its discretion, refuse any nomination or the consideration of any other proposal unless such nomination or other proposal has the support in writing of persons holding not less than 30% of the voting rights which may be exercised in respect of a vote on such matter if it were presented for consideration at an annual general meeting of shareholders.

If you wish to have your proposal considered for inclusion in the proxy statement and proxy card for our 2026 annual general meeting, but subject always to the Board’s discretion to reject as set out above, the proposal must be received at our principal executive offices within a reasonable time before we begin to print and send the proxy materials for our 2026 annual general meeting of shareholders. Shareholder proposals for the 2026 annual general meeting must comply with the notice requirements described in this paragraph to be considered for inclusion in the proxy materials relating to our 2026 annual general meeting.

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CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS

We are a company incorporated in BVI on January 23, 2017 as a BVI business company limited by shares (company number 1935445), and our affairs are governed by our Charter, the BVI Business Companies Act, 2004, as amended (the “Companies Act”) and the common law of BVI. The registered office of the Company is at Luna Tower, Waterfront Drive, Road Town, Tortola, VG1110, British Virgin Islands, and the registered agent of the Company is Intertrust Corporate Services (BVI) Limited also at Luna Tower, Waterfront Drive, Road Town, Tortola, VG1110, British Virgin Islands. We are a provider of services to the oil and natural gas industry primarily in the Middle East and North Africa (“MENA”) region as well as in Asia.

Shareholder Rights and Protections

Our governing documents are drafted in a way that is intended to ensure shareholders are able to voice their opinions on board nominees and other proxy initiatives, as well as other corporate actions that may affect the value of their interests. Specifically with respect to voting matters, for directors to be elected (or re-elected) to serve on the Company’s Board, they must receive support from holders of a majority of shares voted and they may be removed without cause.

Shareholder Communications

Shareholders who wish to communicate directly with the Board, or any individual director, should direct questions in writing to our Corporate Secretary, National Energy Services Reunited Corp., 777 Post Oak Boulevard, Suite 730, Houston, Texas 77056. The mailing envelope must contain a clear notation indicating that the enclosed letter is a “Board Communication” or “Director Communication.” All such letters must identify the author and clearly state whether the intended recipients are all members of the Board or just certain specified individual directors. The Corporate Secretary will make copies of all such letters and circulate them to the appropriate director or directors.

Appointment and Removal of Directors

Members of the Board may be elected by a simple majority of the votes validly cast at any general meeting of shareholders. On May 14, 2024, the Board approved an amendment to our Charter to eliminate the distinction between Class I and Class II directors. All directors are nominated as a single class to be elected or re-elected for a term of one year following their election (which period may be extended at any time by resolution of the directors but not beyond the date of the next annual general meeting) or until the first general meeting following their election. Any director may be removed, even without cause, by a majority vote at any general meeting of shareholders. If the office of a director becomes vacant, our Charter provides that the other directors, acting by a majority, may fill the vacancy on a provisional basis until a new director is appointed at the next general meeting of shareholders. Additional directors may also be appointed in the same manner, by majority vote of the directors until subsequently standing for election at the next general meeting of shareholders.

Neither BVI law nor our Charter contains any restrictions as to the voting of our ordinary shares by non-BVI residents.

As of May 2, 2025 (the record date), the Board consisted of five directors, namely Antonio J. Campo Mejia, Sherif Foda, Yousef Al Nowais, Anthony (Tony) R. Chase and Andrew Waite. Additionally, Lisa A. Pollina is standing for election to the Board at the Annual General Meeting. More information about our current senior management and the directors up for election or re-election as the case may be is set forth below (see “INFORMATION ABOUT THE DIRECTOR NOMINEES”).

Leadership Structure and Risk Oversight

The Board is elected by the Company’s shareholders to provide effective governance and oversight in representing the Company’s shareholders’ long-term interests. The Company’s business is conducted by its employees, managers and officers under the direction of the Chief Executive Officer (sometimes referred to herein as the “CEO”). Mr. Foda serves as our Chief Executive Officer and the Chairman of the Board. The Board believes that the most effective leadership structure is for the CEO to also serve as the Chairman of the Board to ensure that Board agendas respond to strategic challenges, that the Board is presented with information required for it to fulfill its responsibilities, and that Board meetings are as productive and effective as possible. The Board further appoints a Lead Independent Director to, among other things, preside at all Board executive sessions of the independent directors, advise the Chairman of the Board, lead the independent directors’ discussions on succession planning and evaluation of the performance of the CEO, facilitate Board leadership on matters of governance where independence is required, and help monitor and improve Board effectiveness. Mr. Campo Mejia serves as the Lead Independent Director of the Board. The Board may, in its discretion, decide to reassign the roles of Chief Executive Officer and Chairman of the Board to different individuals in the future if they deem such action to be appropriate.

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Since our inception, the goal of the Company’s risk management process was to understand and manage material risks impacting our business. Additionally, we view a fundamental part of risk management as understanding what level of risk is appropriate, depending on the market environment and the specific issue at hand. While NESR’s management is responsible for establishing our business strategy, identifying and assessing the related risks and establishing appropriate risk management practices, the Board also oversees the risk management process to support the achievement of organizational objectives, improve long-term performance and ultimately enhance shareholder value. Each committee of the Board (currently an Audit Committee, a Compensation Committee and a Nominating and Governance Committee), and ultimately the full Board, has key responsibilities around risk management and regularly discusses and considers the processes by which management and relevant departments assess and manage the Company’s exposure to risk. The Audit Committee discusses the Company’s major financial risks and the steps taken by management to monitor, control and report such exposures. The Audit Committee, reporting to the Board, obtains input from management regarding the most significant risks facing the Company and the Company’s risk management strategy, including with respect to cybersecurity and information technology risks. The Compensation Committee oversees compensation risk management by participating in the creation of compensation structures that incentivize and encourage an appropriate level of risk-taking behavior consistent with our business strategy. The Nominating and Governance Committee develops and recommends to the Board corporate governance guidelines, monitors compliance with good corporate governance standards and reviews and makes recommendations to the Board regarding environmental, social and governance (“ESG”) matters. See “Committees of the Board of Directors” below.

Beyond the risk oversight provided by the Board committees, our full Board, executive officers and members of our management team, our independent directors hold executive sessions as often as they deem appropriate, but at least four times per year. These executive sessions provide an additional avenue through which the Board monitors the Company’s risk exposure and policies regarding risk management. Additionally, to safeguard employee health and safety and the continued production of our products, the Company continuously evaluates the extent to which our business and employees are subject to unintended liabilities and environmental risks.

Cybersecurity Risk and Governance, Specifically

To assess, identify and manage the material risks of cybersecurity threats to our business, operations and control environments, we have made investments in our technology and have implemented policies, programs and controls, with a focus on cybersecurity incident prevention and mitigation. Our cybersecurity program is integrated into our risk management process. The program is aligned with industry standards and best practices. As part of our cybersecurity process, we engage external experts and consultants to assess our cybersecurity program and compliance with practices and standards. The Company mitigates risks of cybersecurity incidents using a multifaceted approach which includes but is not limited to: establishing information security policies, implementing information protection processes and technologies, assessing cybersecurity risk, implementing cybersecurity training and monitoring our information technology systems. Our cybersecurity policy includes personnel affiliated with third parties. The Company is currently in material compliance with relevant information privacy and cybersecurity governmental standards with which it is required to comply. The Company has not experienced a material cybersecurity incident and does not believe risks from cybersecurity threats have materially affected or are likely to affect its business strategy, results of operations or financial condition.

The Company’s Head of Information Technology (who has over 15 years of relevant experience plus education that includes a Ph.D. in Information Technology from Dublin City University) monitors day-to-day cybersecurity risks using the approach described above. Material near-term and long-term risks are communicated with senior management and the Board. The Board is engaged in overseeing and reviewing the Company’s strategic direction and objectives, taking into account, among other considerations, the Company’s risk profile and exposures. While the Board retains oversight over policy and strategy related to cybersecurity, it has delegated the responsibility for the oversight of the Company’s cybersecurity program to the Audit Committee. The Audit Committee is responsible for reviewing and discussing the Company’s policies regarding risk assessment and risk management, major accounting risk exposures and the implementation and effectiveness of risk management protocols with respect to information technology security and cybersecurity risks, as well as reviewing material breaches and attacks, as applicable.

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Director Independence

Nasdaq listing standards require that a majority of the Board be independent as long as we are not a controlled company. An “independent director” is defined under Nasdaq rules generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the Company’s Board, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. The Board has determined that each of our directors other than our CEO are “independent directors” as defined in Nasdaq listing standards and applicable SEC rules. Our independent directors have regularly scheduled meetings at which only independent directors are present. Mr. Campo Mejia presides at these meetings of independent directors.

Committees of the Board of Directors

The Board has established an Audit Committee, a Compensation Committee and a Nominating and Governance Committee and may create such other committees as the Board shall determine from time to time. Each of the standing committees of the Board have the composition and responsibilities described below and are governed by charters that are available on our website www.nesr.com under the Investor Relations section.

Audit Committee

Our Audit Committee currently consists of Mr. Al Nowais, Mr. Campo Mejia and Mr. Waite, with Mr. Waite serving as the chairman of the Audit Committee. Under Nasdaq listing standards and applicable SEC rules, subject to certain exceptions, we are required to have three members of the Audit Committee, all of whom must be independent. If re-elected to the Board, Mr. Campo Mejia and Mr. Waite will continue to serve on the Audit Committee, and if elected to the Board, Ms. Pollina will also serve on the Audit Committee and further serve as chair of the committee. The Board has determined that the current members of the Audit Committee (Messrs. Al Nowais, Campo Mejia and Waite) as well as the proposed members of the Audit Committee (Ms. Pollina and Messrs. Campo Mejia and Waite), if such directors are elected or re-elected as the case may be, are each independent under applicable Nasdaq and SEC rules.

Each member of the Audit Committee (both current and proposed) is financially literate, and the Board has determined that Ms. Pollina and Mr. Waite each qualify as an “audit committee financial expert” as defined in applicable SEC rules.

We have adopted an Audit Committee charter, which details the principal functions of the Audit Committee, including:

●	reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the Board whether the audited financial statements should be included in our annual reports;

●	reviewing and discussing with management and our independent auditor our quarterly financial statements prior to the filing of our quarterly reports, including the results of the independent auditor’s review of the quarterly financial statements;

●	discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

●	discussing with management major risk assessment and risk management policies, including cybersecurity and information technology risks;

●	monitoring the independence of the independent auditor;

●	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

●	reviewing and approving all related-party transactions;

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●	inquiring and discussing with management our compliance with applicable laws and regulations;

●	pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed;

●	appointing or replacing the independent auditor;

●	determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work; and

●	establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies.

Compensation Committee

The Compensation Committee oversees and reviews various compensation matters and reports to the Board on such compensation matters. The current members of our Compensation Committee are Mr. Campo Mejia, Mr. Chase and Mr. Waite, with Mr. Campo Mejia serving as the chairman of the Compensation Committee. If re-elected to the Board, Messrs. Campo Mejia and Chase will continue to serve on the Compensation Committee, and Mr. Campo Mejia will continue to serve as chair of the committee. Additionally, if elected to the Board, Ms. Pollina will serve on the Compensation Committee. The Board has determined that all Compensation Committee members – both current and proposed – are each independent under applicable Nasdaq and SEC rules.

We have adopted a Compensation Committee charter, which details the principal functions of the Compensation Committee, including:

●	reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and recommending to the Board the remuneration of our Chief Executive Officer based on such evaluation;

●	reviewing and recommending to the Board the compensation of all other executive officers;

●	recommending the short- and long-term incentive compensation of all executive officers to the Board;

●	reviewing our executive compensation policies and plans;

●	implementing and administering our incentive compensation equity-based remuneration plans;

●	assisting management in complying with our proxy statement and Annual Report disclosure requirements;

●	recommending to the Board all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;

●	if required, producing a report on executive compensation to be included in our annual proxy statement;

●	Administering the Company’s Dodd-Frank Clawback Policy and any other clawback policies governing the Company; and

●	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

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The charter also provides that the Compensation Committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the Compensation Committee will consider the independence of each such adviser, including the factors required by the SEC.

Nominating and Governance Committee

Our Nominating and Governance Committee consists of Mr. Campo Mejia, Mr. Chase and Mr. Waite, with Mr. Chase serving as the chairman of the Nominating and Governance Committee. The Nominating and Governance Committee is responsible for monitoring compliance with good corporate governance standards and overseeing the selection of persons to be nominated to serve on the Board. If re-elected to the Board, Mr. Campo Mejia, Mr. Chase and Mr. Waite will continue to serve on the Nominating and Governance Committee, with Mr. Chase continuing to serve as chairman of the committee.

The Nominating and Governance Committee considers persons identified by its members, management, shareholders, investment bankers and others. The guidelines for selecting nominees, which are specified in our Nominating and Governance Committee charter, generally provide that persons to be nominated:

●	should have demonstrated notable or significant achievements in business, education or public service;

●	should possess the requisite intelligence, education and experience to make a significant contribution to the Board and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

●	should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of our shareholders.

The Nominating and Governance Committee will consider a number of qualifications relating to management and leadership experience, background, integrity and professionalism in evaluating a person’s candidacy for membership on the Board. The Nominating and Governance Committee may require certain skills or attributes, such as financial or accounting experience, to meet specific Board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of Board members. The Nominating and Governance Committee does not distinguish among nominees recommended by shareholders and other persons.

We have adopted a Nominating and Governance Committee charter which details the principal functions of the Nominating and Governance Committee including:

●	reviewing the Company’s Code of Conduct and other governance guidelines at least annually and making such recommendations to the Board with respect thereto as it may deem advisable;

●	reviewing qualifications of individuals suggested as potential candidates for director of the Company, including candidates suggested by shareholders, and considering for nomination any of such individuals who are deemed qualified in line with the Board of Directors Candidate Guidelines;

●	recommending to the Board candidates for election as directors of the Company to fill open seats on the Board between annual general meetings, including vacancies created by an increase in the number of directors;

●	providing comments and suggestions to the Board concerning committee structure, committee operations, committee member qualifications and committee member appointment;

●	reviewing any allegation that an executive officer or director may have violated the Company’s Code of Conduct and reporting its findings to the Board;

●	Overseeing the Company’s ESG program and practices, including any ESG reporting; and

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●	taking such other actions and doing such other things as may be referred to the Nominating and Governance Committee from time to time by the Board.

Board and Committee Meeting Attendance

One director missed one meeting of the Board during 2024; all other directors attended all of the meetings of the Board during 2024. All committee members attended all meetings of the Audit Committee, Compensation Committee and Nominating and Governance Committee, respectively.

Environmental, Social and Governance; Investor Outreach

NESR was founded with a vision of creating a regional provider for oilfield services that offers a full portfolio of solutions for our customers with a focus on supporting the economies in which we operate. ESG considerations are central to our company, and we believe that employing local staff and fully integrating with regional economies is a critical part of the social component of our ESG philosophy. We further believe that managing material ESG risks and opportunities in our business can lead to operational efficiency, enhance our sustainability, and produce tangible and intangible value for our shareholders. Moreover, by striving to reduce our environmental footprint, deepen our social impact and strengthen our corporate governance, we believe we can reinforce our position in the MENA region as a premier local service provider and employer and champion of the MENA region.

Since our founding, we have built a reputation of transparency, ingenuity, performance and integrity. We employ high ethical standards to better manage ESG risks and opportunities, while supporting the growth of our business and that of our customers. Our success is rooted in our adherence to core principles that govern the business, and we require all employees, contractors, directors and officers to follow our Code of Conduct (see “Code of Conduct and Business Ethics” below).

In 2024, the Company launched NESR Environmental and Decarbonization Applications (“NEDA”), a reorganized version of the prior ESG IMPACT service line that was first conceptualized in 2021. NEDA is comprised of a portfolio of technology partnerships and investments aimed at mitigating climate change, enhancing water management and conservation and minimizing environmental waste in the industry. NEDA made strides in 2024 in developing a comprehensive mineral recovery process around its Zero Liquid Discharge (“ZLD”) water technology. As a result of the success of NESR’s water desalination and mineral recovery pilot projects, the Company invested in Salttech BV, a Dutch provider of the Dynamic Vapor Recovery technology, which serves as a core process within the ZLD workflow.

Also in 2024, NEDA deployed a first-of-its-kind continuous emissions monitoring pilot with its largest customer utilizing Qube Technologies platform, an existing investment within the NEDA portfolio. Finally, 2024 also saw the successful execution of a second-phase carbon capture and sequestration project in Indonesia. As the frontier opportunities within NEDA are novel to the oil and gas industry, many of the technologies and applications are still in early development and are dependent on regulation and other sustainability-related drivers for future commercial viability. NESR’s strategy is to take a low-risk, capital-light approach to its NEDA investments and development projects, with the aim of proving technologies that have significant growth potential over the long-term.

The Board and management are committed to transparency and open communication with shareholders, employees and all other stakeholders. Since the Nasdaq relisting, four research analysts have launched coverage of NESR, with active Company engagement with others. In 2024, NESR management attended eight major investor conferences with banks and brokers, organized targeted, non-deal roadshows in both domestic (US) and international cities and took numerous meetings with both existing shareholders and prospective investors. We believe that public disclosure of our ESG performance through our different communication channels, and our proactivity in engaging with our stakeholders, will improve our competitiveness and enhance transparency in our business.

Code of Conduct and Business Ethics

Our Code of Conduct, which is fully supported by the Board, outlines our approach to managing conflicts related to bribery, fair dealing, gifts and entertainment, discrimination and harassment, recordkeeping and public reporting, confidentiality and conflicts of interest, among others. We expect our employees, contractors, directors and officers to be free from influences that conflict with the best interests of the Company. Any changes to, or waiver from, the Code of Conduct will be made only by the Board, upon the recommendation of the Nominating and Governance Committee. The Code of Conduct is reviewed at least annually by the Nominating and Governance Committee, with any changes approved by the Board, and appropriate disclosure of the current Code of Conduct on our website at www.nesr.com, in accordance with the rules and regulations of the SEC. We have posted a copy of our Code of Conduct on our website at www.nesr.com under the Investor Relations section.

The Code of Conduct governs the behavior of all employees throughout their employment with the Company. We ensure that the entire employee population is trained both on the Code of Conduct and more broadly on anti-corruption and business ethics standards, including whistle-blower protections, and our anti-corruption and business ethics practices are subject to regular internal audit. We conduct Code of Conduct training (including business ethics) each year through our learning management system, and we aim to train (or retrain) 100% of our employees each year. In 2024, we had 99.8% of our employees trained, tracked and monitored in our learning management system, which is a repository for the individual digital certificates. In 2024, in addition to customary annual compliance training, we conducted an additional 10 in-person compliance workshops in different countries.

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PROPOSALS TO BE VOTED ON

PROPOSAL NO. 1
ELECTION OF DIRECTORS

The Board is comprised of experienced, highly qualified individuals. Set forth below are the names, ages and positions of each of the director nominees:

Name	Age(1)	Position
Antonio J. Campo Mejia	67	Lead Independent Director
Sherif Foda	56	Executive Chairman of the Board and Chief Executive Officer
Yousef Al Nowais(2)	70	Director
Anthony (Tony) R. Chase(3)	70	Director
Lisa A. Pollina	60	Director
Andrew Waite(4)	64	Director

(1) Age as of May 2, 2025, the record date.

(2) Al Nowais Investments LLC (“ANI”) is entitled, pursuant to a Relationship Agreement dated June 6, 2018, to nominate one director to the Board for so long as it or its affiliates hold at least 50% of the NESR ordinary shares acquired pursuant to our acquisition of NPS Holdings Limited and Gulf Energy S.A.O.C. (the “Business Combination”). Mr. Al Nowais represents ANI on the Board.

(3) Hana Investments Co. WLL (“Olayan”) is entitled, pursuant to a Relationship Agreement dated June 5, 2018, to nominate one director to the Board for so long as Olayan and its affiliates collectively hold, in the aggregate, at least 6,879,225 ordinary shares (subject to appropriate adjustment for any stock dividends, splits, reverse splits, combinations, recapitalizations and the like occurring after June 5, 2018). Mr. Chase represents Olayan on the Board.

(4) SCF-VIII, L.P. (“SCF-VIII”) is entitled, pursuant to a Voting Agreement dated June 6, 2018, to nominate one director to the Board for so long as it or its affiliates hold at least 60% of the NESR ordinary shares acquired pursuant to the Business Combination. Prior to restructuring during 2020, these shares held by SCF-VIII were held by SV3 Holdings, Pte Ltd. Mr. Waite represents SCF-VIII on the Board.

Information regarding the business experience of each director nominee is provided below. There are no familial relationships among NESR’s named executive officers and nominated directors.

The ordinary shares represented by all valid proxies received by telephone, by internet or by mail will be voted in the manner specified. Where specific choices are not indicated, the ordinary shares represented by all valid proxies will be voted “FOR” each of the six nominees to the Board.

The Board expects that all the nominees to the Board will be available to serve as directors and all have consented in writing to that effect.

✔	The Board recommends a vote “FOR” the election to the Board of each of the nominated directors.

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INFORMATION ABOUT THE DIRECTOR NOMINEES

Sherif Foda has served as the Chairman and Chief Executive Officer of NESR since inception. He started the company in 2017 as a Special Purpose Acquisition Company to create the first and largest energy services company from the MENA region publicly listed on Nasdaq. He has more than 25 years of professional experience in the energy industry working primarily in his earlier career for Schlumberger Limited (NYSE: SLB) around the world, particularly in the Middle East, Europe and the US. He served as Senior Advisor to the Chairman of SLB, an officer and President of the Production Group, the President of Europe and Africa, Vice President, and Managing Director of the Arabian market, President of Well Intervention worldwide,
Vice President of Europe, Caspian and Africa, and Managing Director of Oman among other roles. He started his career in 1993 with SLB, working on the offshore fields in the Red Sea, then transferred to Germany and Eastern Europe before getting to multiple senior level positions. Prior to working in the oil and natural gas industry, he worked in the information technology and computer industry for two years after graduating from Ain Shams University in Cairo with double majors in Electronics Engineering and Automatic Control. He attended various executive courses at Harvard Business School, Oxford and IMD Business School and is a usual speaker in multiple forums. Mr. Foda previously served as a board member of Energy Recovery, Inc. (Nasdaq: ERII), a technology company based in California and on the Board of Trustees of Awty International School in Houston. He currently serves as the Chairman of the board of directors of WDVG Engineering based in Houston and GLC Energy Company in London. He is also a board member for Salttech BV in Holland and Al Fanar Venture philanthropy in London as well as a member of the Oxford Energy Policy Club in the UK.

We believe Mr. Foda is qualified to serve on the Board because of his extensive experience in the oil and natural gas industry, including approximately 25 years with Schlumberger and his extensive oil field services industry experience throughout the MENA region and globally as an executive and board member.

Antonio J. Campo Mejia has been an independent director of the Company since May 12, 2017, and is the Lead Independent Director of the Board. Mr. Campo Mejia has been a non-executive director of the Supervisory Board of Fugro N.V. (Euronext: FUR), a company providing geotechnical, survey, subsea and geosciences services since 2014 and Vice-Chairman of Basin Holdings, a global holding company focused on providing products and services to energy and industrial customers since 2012. From 2012 to 2013, Mr. Campo Mejia served as non-executive director at Integra Group, an oilfield services company, mainly active in Russia and the Commonwealth of Independent States and served as its Chief Executive Officer from 2009 to
2012. Mr. Campo Mejia also served as non-executive director at Basin Supply LP, Basin Tools LP and Basin Energy Services LP from 2009 to 2014. Prior to that, Mr. Campo Mejia spent 28 years of his professional career at Schlumberger, one of the world’s leading oilfield services companies, in a multitude of senior management positions in different parts of the world. In his various roles with Schlumberger, Mr. Campo Mejia served as the President of Latin America for Oilfield Services and President of Europe & Africa and was the President of Schlumberger’s Integrated Project Management business responsible for the worldwide operations in this service line. Prior to that, Mr. Campo Mejia served as Director of Personnel for the Reservoir Management Group in Houston, Texas and Vice President of Oilfield Services Latin America South, managing a full range of services in the region. In his career prior to 1997, Mr. Campo Mejia held a number of senior management and technical positions in Schlumberger’s wireline business. Mr. Campo Mejia received his bachelor’s degree in Electronic Engineering from Pontificia Universidad Javeriana in 1980.

We believe Mr. Campo Mejia is qualified to serve on the Board because of his extensive experience in the oil and natural gas industry and his experience as an executive in oilfield services and board member of multinational companies.

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Yousef Al Nowais was appointed by our Nominating and Governance Committee and Board on November 9, 2019, and is an independent director. He serves as the Chairman and Managing Director of Arab Development (“ARDECO”), a company he founded in his home city of Abu Dhabi, the United Arab Emirates. ARDECO is a large, diversified business and a leading player in the oil and natural gas and petrochemical sectors as well as power generation and distribution and other engineering and infrastructure project services. He served as the Co-Chairman of Al Nowais Investments LLC, a leading investment company based in Abu Dhabi with local and international holdings in a broad range of strategic investments and actively managed subsidiaries. Mr. Al Nowais has been Vice Chairman of Al Dhafra Insurance since 2013, and has been Chairman of Archirodon S.A., an international EPC contractor, since 2023. Prior to founding ARDECO, Mr. Al Nowais joined Abu Dhabi National Oil Company (“ADNOC”) after graduating from the University of Arizona in 1979 and held many senior positions in the ADNOC group, including Finance Director and Managing Director of ADNOC’s subsidiary FERTIL. From 2007 to 2013, Mr. Al Nowais served as Managing Director of Al Maabar International, a leading UAE organization investing internationally in real estate projects in the MENA region, which was formed as a joint venture between Al Dar Properties, Mubadala, Al Qudra Holdings, Reem Investment and Reem International.

We believe Mr. Al Nowais is qualified to serve on the Board because of his extensive experience in the oil and natural gas industry.

Anthony (Tony) R. Chase was elected to the Board on June 14, 2024, and is an independent director. Mr. Chase is Chairman and CEO of ChaseSource, LP, a staffing, facilities management and real estate development firm. Previously, he started and sold three ventures (Chase Radio Partners, Cricket Wireless and ChaseCom). The first, Chase Radio Partners, founded in 1992, owned seven radio stations and was sold to Clear Channel Communications in 1998. The second was Cricket Wireless, a nationwide cell phone service provider that he started together with Qualcomm in 1993. Mr. Chase opened the first Cricket markets in Chattanooga and Nashville, Tennessee. The third was ChaseCom, a company that built and operated call centers in the US and
India, which he sold to AT&T Corporation in 2007. Mr. Chase is also a principal owner of the Houston Airport Marriott at George Bush Intercontinental Airport and the Principal Auto Toyota dealership in greater Memphis, Tennessee. Mr. Chase serves on several non-profit boards in Houston: the Greater Houston Community Foundation, the Greater Houston Partnership, Houston Endowment, MD Anderson Board of Visitors and the Texas Medical Center. Mr. Chase previously served as Deputy Chairman of the Federal Reserve Bank of Dallas and the Chairman of the Greater Houston Partnership. He is also a member of the Council on Foreign Relations. Mr. Chase serves on the boards of Cullen/Frost Bankers, Inc. (NYSE: CFR), LyondellBasell Industries N.V. (NYSE: LYB) and Nabors Industries Ltd. (NYSE: NBR) and previously served on the boards of Heritage Crystal Clean, Inc. until 2022 and Par-Pacific Holdings, Inc. (NYSE: PARR) until 2024. Mr. Chase is a Professor of Law Emeritus at the University of Houston Law Center.

We believe Mr. Chase is qualified to serve on the Board due to his extensive experience in banking and finance, corporate governance and human resources, as well as his experience as an executive and board member.

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Lisa A. Pollina was appointed to the Board effective May 16, 2025 and is standing for election at the Annual General Meeting. Ms. Pollina is a business executive who has negotiated over $50 billion in corporate development deals throughout her career. She provides advisory work for Alvarez & Marsal and has provided private equity investment advisory for alternative asset manager Ares Management (NYSE: ARES) on both growth and special opportunities portfolio investments. Prior to working with Ares Management, she worked for Royal Bank of Canada (NYSE: RY) from 2010 to 2015 having served in such roles as Vice Chairman of RBC Capital Markets, a division of the Royal Bank of Canada, as well as senior advisor to the chief executive for RBC International, where she also served as senior advisor for the boards of RBC Canadian Trust Company and RBC Dexia Holding Company. Prior to RBC, Ms. Pollina served as the Global Financial Institution Executive at Bank of America Securities. Ms. Pollina currently serves on the board of directors of Munich RE (FRA: MUV2) for the Americas, a position she has held since 2021 and serves on the board of the Atlantic Council of the United States and is a member of the Council on Foreign Relations. She has previously served on the boards of both publicly-traded and privately held companies, including Two Harbors Investment Corp (NYSE: TWO), Ritchie Brothers Auctioneers (NYSE: RBA), and Energy Recovery, Inc. (NASDAQ: ERII) alongside other privately-held corporate boards. Her board service has included service on audit, risk and governance-related committees. Ms. Pollina received a B.S. from Western Michigan University and an M.B.A from Yale University. She has also been an instructor of strategy at Yale University and corporate finance at the University of Chicago.

We believe Ms. Pollina is qualified to serve on the Board due to her extensive experience in the global financial services industry and her experience both as an executive and board member, including prior audit, risk and governance-related committee service.

Andrew Waite was elected to the Board on June 6, 2018, and is an independent director. Mr. Waite is Managing Partner of SCF Partners, Inc., the ultimate general partner of SCF-VIII, L.P., and has been an officer of that company since October 1995. He was previously Vice President of Simmons & Company International, where he served from August 1993 to September 1995. From 1984 to 1991, Mr. Waite held a number of engineering and project management positions with Royal Dutch / Shell Group, an integrated energy company. Mr. Waite previously served on the board of directors of Complete Production Services, Inc. (previously NYSE: CPX), a provider of specialized oil and natural gas completion and production services, from
2007 to 2009, Hornbeck Offshore Services, Inc. (previously NYSE: HOS), a provider of marine services to the energy sector and military customers, from 2000 to 2006, Oil States International, Inc. (NYSE: OIS), a diversified oilfield services and equipment company, from August 1995 through April 2006, Atlantic Navigation Holdings (Singapore) Limited (SGX: 5UL), a provider of marine logistic, ship repair, fabrication and other marine services, from January 2016 to December 2018, Forum Energy Technologies, Inc. (NYSE: FET), a provider of value added solutions and products to the energy industry, from 2010 to 2021, and Nine Energy Service, Inc. (NYSE:NINE), a provider of specialized cementing and completion services and equipment, from 2011 to 2025. Mr. Waite received a Bachelor of Science degree in Civil Engineering from Loughborough University, a Master of Science in Environmental Engineering Science from California Institute of Technology, and an M.B.A., with high distinction, from Harvard Business School.

We believe Mr. Waite is qualified to serve on the Board because of his extensive public company experience in the energy sector, in particular in the oilfield services industry, and his experience in identifying strategic growth trends in the energy industry and evaluating potential transactions.

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Senior Management

We rely on the senior management of our principal operating subsidiaries to manage our business. Our senior management team is responsible for the day-to-day management of our operations. Members of our senior management are appointed from time to time by vote of the Board and hold office until a successor is elected and qualified. Our current Chief Executive Officer and Chief Financial Officer are:

Name	Age(1)	Position
Sherif Foda	56	Executive Chairman of the Board and Chief Executive Officer
Stefan Angeli	65	Chief Financial Officer

(1) Age as of May 2, 2025, the record date.

Sherif Foda’s biographical information is set forth above.

Stefan Angeli has been the Chief Financial Officer of NESR since February 8, 2022. Previously, Mr. Angeli was the Chief Financial Officer for Stratum Reservoir – a private equity portfolio company involved in reservoir characterization, laboratory services and instrumentation for upstream, downstream and the mining sector. Mr. Angeli spent the majority of his career (30 years) at Schlumberger in diverse roles with his last five assignments being Group Controller for Integrated Project Management, Controller for the Reservoir Production Group, Area Controller for Latin America Oilfield Services, and Controller for Schlumberger Information Systems & Well Completion and Productivity Business Segments. During his career, Mr. Angeli has been based in Sydney, Singapore, Jakarta, Aberdeen, Luanda, London, Rio De Janeiro and Houston. He earned a Bachelor of Economics degree majoring in Economics and Accounting from the University of Sydney and then qualified as a chartered accountant. He has also attended advanced finance management courses at the International Institute for Management Development (IMD) and the Wharton School of the University of Pennsylvania. Mr. Angeli is a board member of ICE Thermal Holdings, LLC, Kinetic Pressure Control Ltd. and W. D. Von Gonten Engineering LLC through the Company’s investments in such entities.

The Board believes that the directors and executive officers have the appropriate mix of expertise, experience, skills, qualifications and attributes necessary to effectively lead the Company.

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PROPOSAL NO. 2
ADVISORY RESOLUTION ON EXECUTIVE COMPENSATION

We are asking our shareholders to approve, on an advisory basis, our executive compensation as reported in this Proxy Statement. As described below in the “Compensation Discussion and Analysis” section of this Proxy Statement (the “CD&A”), the Compensation Committee has structured our executive compensation program to achieve the following key objectives:

●	to attract, motivate and retain talented executive officers;

●	to align the interests of our executive officers and shareholders through compensation designed to incentivize performance and increased shareholder value; and

●	to motivate achievement of Company-wide financial objectives.

We urge shareholders to read the CD&A in this Proxy Statement, which describes in more detail how our executive compensation policies and procedures operate and are designed to achieve our compensation objectives. We also urge shareholders to read the Summary Compensation Table and other related compensation tables and narrative, which provide detailed information on the compensation of our named executive officers. The Compensation Committee believes that the policies and procedures articulated in the CD&A are effective in achieving our goals and that the compensation of our named executive officers reported in this Proxy Statement have contributed to the Company’s long-term success.

In accordance with Section 14A of the Exchange Act, and as a matter of good corporate governance, we are asking shareholders to approve the following advisory resolution at the Annual General Meeting:

“RESOLVED, that the shareholders of National Energy Services Reunited Corp. approve, on an advisory basis, the compensation of the Company’s named executive officers disclosed in the Compensation Discussion and Analysis, the Summary Compensation Table and the related compensation tables, notes and narrative in the Proxy Statement for the Company’s 2025 Annual General Meeting.”

This advisory resolution, commonly referred to as a “say-on-pay” resolution, is non-binding on the Board. Although non-binding, the Compensation Committee and the Board will review and consider the voting results when making future decisions regarding our executive compensation program.

A majority of the votes cast is required to approve this proposal.

Brokers do not have discretion to vote on this proposal without your instruction. If you do not instruct your broker how to vote on this proposal, your broker will deliver a non-vote on this proposal.

✔	The Board recommends a vote “FOR” the advisory, non-binding resolution to approve the compensation provided to our named executive officers for 2024.

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COMPENSATION DISCUSSION AND ANALYSIS

The CD&A describes NESR’s compensation policies and practices as they relate to our named executive officers identified below (our “NEOs” hereinafter). The purpose of the CD&A is to review the rationale of why the Compensation Committee selected the elements and objectives of NESR’s executive compensation program.

The names and titles of our NEOs in 2024 are listed below:

Sherif Foda	Chief Executive Officer
Stefan Angeli	Chief Financial Officer
Jennifer Howard	General Counsel
Naif Al-Hadrami	Executive Director, Saudi Arabia
Chokri Ben Amor	Executive Director & Vice President, Quality, Health, Safety and Environment (“QHSE”)

Our Compensation Philosophy

NESR seeks to provide competitive pay opportunities to attract and retain the executive talent needed to execute our business strategy. Our programs are underpinned by a philosophy of pay for performance and shareholder alignment. A majority of NEO pay is variable with value at risk for operational, financial and stock price performance, ensuring that realized compensation outcomes are aligned with our ability to deliver on our business objectives and to grow shareholder value.

The Compensation Committee worked with its compensation consultant, Meridian Compensation Partners, LLC (“Meridian”), to assist the Company in ensuring that NEO compensation opportunities are within the market range compared to the Company’s peer group. The compensation that we pay to our senior management is evaluated on an annual basis considering the following primary factors: position scope and responsibilities, experience and individual performance, market data, financial targets, personal objectives, and execution on longer-term financial and strategic goals that drive stockholder value creation and support the Company’s retention strategy. We believe that the compensation awarded to our senior management is consistent with that of our peers and similarly situated companies in the industry in which we operate.

Elements of Executive Compensation for 2024

NESR’s executive compensation program is comprised of base salary, a short-term incentive and a long-term incentive, each of which is described below.

	Element	Key Features		How Award Value is Determined
FIXED	Base Salary	●	Only fixed compensation element	●	Position scope and responsibilities

		●	Reviewed annually and adjusted when appropriate	●	Experience and individual performance

				●	Market data

AT RISK	Annual Cash Incentive (Bonus)	●	Targets a mix of financial and personal objectives	●	Revenue, EBITDA and DSO (defined below) are the primary financial targets

		●	Targets set annually to align with corporate objectives	●	Personal objectives are measurable and not subjective

		●	Financial element of the incentive includes a multiplier for achieving stretch targets

AT RISK	Long-term Equity Incentive (LTI)	●	Restricted Stock Units (“RSU”) awards with grant value up to 2X base salary	●	Position scope and responsibilities

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●	RSUs vest over a 3-year period for retention and shareholder alignment and to promote long-term share ownership	●	Experience and individual performance

		●	Market data

		●	Awards are at-risk for stock price performance and continued employment; realized value of awards dependent upon stock price performance after date of grant

The executive compensation program is benchmarked by Meridian and reviewed by the Compensation Committee. The Compensation Committee seeks to ensure that total executive compensation is within the market range compared to the executive compensation among the Company’s comparator peer group. The chart below shows the percentage of 2024 total target compensation (inclusive of base salary, target annual cash incentive and LTI compensation) established by the Compensation Committee for our Chief Executive Officer and Chief Financial Officer vs. the comparator peer group, as described further in the following “Setting Executive Compensation” section.

Chart 1 - Total Target Compensation vs. Comparator Peer Group
$7,000,000
$6,000,000
$5,000,000
$4,000,000
$3,000,000
$2,000,000
$1,000,000
$-
$3,780,000(1)
$1,800,000
Chief Executive Officer
Chief Financial Officer
Target
25% Percentile
Median
75% Percentile

(1) RSU awards have been waived by the NESR CEO since the inception of the Company; shading represents the potential RSU portion of total target compensation. In addition, the CEO’s base salary has remained the same since 2018.

We believe in transparency and the need to align our executive pay incentives with the creation of sustainable, long-term value for NESR and long-term returns for our shareholders. Our NEOs’ variable compensation portion was designed to reflect the entrepreneurial culture of NESR from its inception, with at least 50% of executive pay at risk with realized value contingent upon stock price performance or specific, measurable performance objectives.

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Setting Executive Compensation

Role of the Compensation Committee

The Compensation Committee oversees the executive compensation program and has responsibility for recommending to the Board for its approval the total compensation for our NEOs, including the CEO. During its most recent annual review process, the Compensation Committee engaged with the CEO and other senior management as part of its process. For additional information on the role of the Compensation Committee, refer to the Compensation Committee Charter, which is available on our website at www.nesr.com under the Investor Relations section.

Role of the CEO

The CEO does not provide recommendations concerning his own compensation, nor is he present when his compensation is discussed by the Compensation Committee or the Board. The CEO (and the independent compensation consultant if engaged by the Company) assists the Committee in recommending to the Board the compensation for our NEOs, other than himself, including any base salary adjustments, performance goals and equity awards.

Use of Independent Consultants

In 2024 the Compensation Committee engaged Meridian as its independent compensation consultant for setting the compensation structure. Meridian does not provide any other services to the Company. The Compensation Committee has concluded that Meridian has no conflict of interest in providing services to the Compensation Committee. The primary responsibilities of the independent compensation consultant in 2024 were to:

●	Provide independent and objective market data;

●	Conduct compensation and plan analysis;

●	Recommend a comparator peer group; and

●	Benchmark pay programs and pay levels to the comparator peer group.

Comparator Peer Group

The Compensation Committee uses data from a comparator peer group when assessing the market competitiveness of NESR’s executive compensation program. The companies comprising the peer comparator group are selected based on the following considerations:

●	Oil and gas service industry affiliation;

●	Financial metrics such as revenue, EBITDA and other metrics as number of employees and assets base;

●	Country specific market data if available;

●	Market capitalization; and

●	Inclusion in other oil and gas service companies peer groups.

The comparator peer group is reviewed on an ongoing basis to ensure continued relevance, and for purposes of evaluating 2024 executive compensation, Patterson-UTI Energy, Inc. was added to the group. The comparator peer group was thus composed of the following companies:

Core Laboratories Inc.	Nine Energy Service, Inc.
Expro Group Holdings N.V.	Oil States International, Inc.
Forum Energy Technologies, Inc.	Patterson-UTI Energy, Inc.
KLX Energy Services Holdings, Inc.	ProPetro Holding Corp. (continued on the following page)
NPK International Inc. (formerly Newpark Resources)	Select Water Solutions, Inc. TETRA Technologies

23

In 2024, proxy information from 2023 for each comparator company was gathered and an analysis was performed of compensation data for each NEO, comparing the compensation data of each of the pay elements and total compensation at the 25th, 50th and 75th percentiles of the comparator peer group to current compensation for each NEO.

Compensation Risk

We have designed our compensation philosophy and programs to address potential risks while rewarding our NEOs and other employees for achieving long-term financial and strategic objectives through prudent business judgment and appropriate risk taking. Based on our risk assessment and consideration of various mitigating factors, we concluded that our compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company.

2024 Executive Compensation

Base Salary

We provide our NEOs with a base salary to compensate them for performing their daily responsibilities, and base salary is the fixed portion of an executive’s annual compensation. In setting initial base salaries for NESR’s NEOs, the Compensation Committee compared similar positions in the comparator peer group.

The base salaries for our NEOs for 2024 are shown in the table below.

Name	Base Salary ($)
Sherif Foda	$840,000
Stefan Angeli	$450,000
Jennifer Howard(1)	$360,000
Chokri Ben Amor	$312,000
Naif Al-Hadrami(2)	$272,004

(1) Ms. Howard joined the Company in November 2024. Her yearly base salary was set at $360,000, but she received prorated compensation for the portion of the year she was employed by the Company.

(2) Mr. Al-Hadrami’s base salary was increased from $207,600 to $272,004, effective April 1, 2024. The actual base salary compensation for the year was $255,900.

Short-Term Annual Incentive

The Company’s short-term annual incentive plan is designed to reward management for achieving certain financial and other strategic objectives that should result in the creation of incremental shareholder value.

The Compensation Committee selects and measures objectives that, while short-term in nature, will drive long-term growth and value for the Company. The Compensation Committee reviews the financial and other objectives applicable to our NEOs and recommends approval to the Board (and in the case of the CEO, to the independent directors of the Board). Individual incentive award opportunities are established as a percentage of base salary at the beginning of the year based on market competitive targets. The weighting of the target financial and non-financial objective metrics for our CEO and our other NEOs are shown in the chart below, assuming maximum bonus payout. The payout range for the financial metrics is 0-150% and the payout range for non-financial metrics is 0-50%. The potential payments under the Threshold, Target, Superior and Exceptional levels can be found in the Grants of Plan-Based Awards in the Fiscal 2024 table.

Position	Financial	Non-Financial
CEO	75%	25%
Other NEOs	67%	33%

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Financial Objectives – EBITDA/DSO

The Compensation Committee determined that it was appropriate in 2024 to tie the financial metric to achieving certain EBITDA and DSO targets because they are drivers for shareholder value creation and thus align the interests of management with the shareholder. The payout range opportunities are based on achieving such EBITDA and DSO targets. Furthermore, the Compensation Committee may in its discretion recommend exceptions if significant growth milestones were achieved or may approve a “soft landing” if the Compensation Committee deems it appropriate. Any discretionary payout is typically interpolated based upon actual performance relative to established goals for the year. The Compensation Committee may also recommend reduced individual payouts based on other discretionary performance criteria.

When considering the Company’s operating results for purposes of the financial portion of the short-term incentive, the Compensation Committee may recommend adjustments for unusual or infrequent gains or losses, depending on the nature of the item, to not cause executives to inappropriately be penalized or benefitted. EBITDA is defined as earnings before interest, income taxes, depreciation and amortization. 2024 adjusted EBITDA was $310,125,000. Adjusted EBITDA includes adjustments for certain Total Charges and Credits (those not related to interest, taxes and/or depreciation and amortization) of $25,930,200.

Days Sales Outstanding (or “DSO” as used herein) is calculated as the December 31, 2024 total accounts receivable balance, including unbilled receivables and retention receivables, divided by the average revenue per day for the fourth quarter of 2024. The ending 2024 DSO ratio was 70 days.

The targets set for EBITDA and DSO metrics are shown below.

Metric(1)	Target	Superior	Exceptional	Actual	Payout
EBITDA	$310M	$330M	$350M	$310M	Target
DSO	82	78	76	70	Exceptional

(1) The financial metric does not have a Threshold entry level.

The allocation of financial metrics by individual under the plan are shown below.

NEO	EBITDA	DSO	Total
Sherif Foda	60%	40%	100%
Stefan Angeli	50%	50%	100%
Jennifer Howard(1)	-	-	-
Chokri Ben Amor(2)	70%	30%	100%
Naif Al-Hadrami	50%	50%	100%

(1) Ms. Howard joined the Company in November 2024 and was not eligible for the 2024 short-term incentive.

(2) The EBITDA portion of Mr. Ben Amor’s financial metrics is composed of 50% corporate EBITDA and the remainder Oman-specific metrics.

The individual incentive award opportunities under the plan for this financial metric and actual results are shown below. Mr. Al-Hadrami and Mr. Ben Amor have specific financial targets in their geographic area of responsibility which differ from our other NEOs.

NEO	Target	Superior	Exceptional	Actual
Sherif Foda	100%	125%	150%	120%
Stefan Angeli	50%	75%	100%	75%
Jennifer Howard(1)	-	-	-	-
Chokri Ben Amor(2)	50%	75%	100%	42.6%
Naif Al-Hadrami	50%	75%	100%	50%

(1) Ms. Howard joined the Company in November 2024 and was not eligible for the 2024 short-term incentive.

(2) The country-specific financial objectives for Oman resulted in the actual percentage received for the financial target.

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Non-Financial Objectives

Non-financial objectives for our NEOs are reviewed by the Compensation Committee, as recommended by our CEO, ultimately approved by the Board, and may vary among individuals. The Compensation Committee also reviews and recommends the non-financial objectives of the CEO for the approval of the independent directors. Examples of non-financial objectives are contract awards, governance and compliance-specific metrics, QHSE targets, ESG objectives, succession planning and other strategic projects.

The individual incentive award opportunities and achievements under the plan for the non-financial objectives’ metric are shown below. No achievement can exceed target payout as a percentage of base salary. The non-financial objectives metric does not have Superior or Exceptional levels.

NEO	Threshold	Target	Actual
Sherif Foda	0%	50%	50%
Stefan Angeli	0%	50%	50%
Jennifer Howard(1)	-	-	-
Chokri Ben Amor(2)	0%	50%	46.3%
Naif Al-Hadrami(2)	0%	50%	38.5%

(1) Ms. Howard joined the Company in November 2024 and was not eligible for the 2024 short-term incentive.

(2) Messrs. Al-Hadrami and Ben Amor have country specific non-financial metrics for Saudi Arabia and Oman, respectively, which resulted in the actual percentage received for their non-financial targets.

Approved Payout

The total approved payout of short-term annual incentive for each individual is shown below.

NEO	Financial	Non-Financial	Total Payout
Sherif Foda	120%	50%	170%
Stefan Angeli	75%	50%	125%
Jennifer Howard(1)	-	-	-
Chokri Ben Amor	42.6%	46.3%	88.9%
Naif Al-Hadrami	50%	38.5%	88.5%

(1) Ms. Howard joined the Company in November 2024 and was not eligible for the 2024 short-term incentive.

Long-Term Annual Equity Incentive Awards

Long-term equity incentive awards are designed to reward value creation from achieving operational performance objectives, thus aligning management and shareholders. Long-term incentives are the largest portion of compensation for our NEOs and are broadly granted to high-value employees throughout the organization.

The Company currently only grants RSUs that vest ratably over three years and settle in shares of the Company’s stock. All shares are awarded under the 2018 Long Term Incentive Plan (the “LTIP”) and follow all the terms and conditions of that plan. The Compensation Committee reviews the appropriateness of our plan design every year considering our strategy, financial situation, competitive practice and external governance standards. The Compensation Committee believes that RSUs are an appropriate vehicle for long-term incentive compensation because they promote retention and share ownership and because realized value is directly aligned with the experience of our shareholders. Furthermore, the transparency and simplicity of the plan design helps us achieve these goals while effectively managing shareholder dilution. The Compensation Committee reviews and recommends to the Board the RSU awards applicable to our NEOs (and in the case of the CEO, such approval is made by the independent directors only).

Award levels are targeted to equal up to two times the base salary of an individual and are designed to ensure alignment with longer-term financial and strategic goals that drive stockholder value creation and support the Company’s retention strategy for high value employees. These awards extend to key performers at all levels who are important for the company today as well as high potential employees who would lead the company in the near and long-term future.

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Mr. Angeli is a party to an employment agreement that obligates the Company to issue certain awards under the LTIP within 10 days following the first date on which (i) the Company’s stock is relisted on Nasdaq (or a comparable exchange) and (ii) the Company had sufficient shares available under the LTIP to satisfy its obligations. The Company’s stock was relisted on Nasdaq on October 22, 2024, and the Company had sufficient shares under the LTIP to satisfy its obligations as of that date. Under the terms of the employment agreement, the Company was to grant an award of 100,000 shares to Mr. Angeli in 2022 (the “2022 Awards”), and 100,000 shares to Mr. Angeli in 2023 (the “2023 Awards”). One third of the 2022 Awards were to be issued as unrestricted shares at the grant date, and two thirds of the 2022 Awards were to be issued as RSUs that generally vest 50% on each of March 15, 2024 and 2025. The 2023 Awards were to be issued as RSUs that generally vest one third on each of March 15, 2024, 2025 and 2026. As the first vesting date passed prior to relisting of the Company’s stock, the 2022 Awards and 2023 Awards that were intended to vest on March 15, 2024 were issued as unrestricted shares at the grant date. The employment agreement further provides that Mr. Angeli was entitled to receive an award of 300,000 RSUs (the “special equity award”) within 10 days following the filing of the Company’s audited financial statements for 2023 with the SEC and the date the Company has sufficient shares available under the LTIP to satisfy its obligations, and that in 2024 and thereafter during the term of the agreement, Mr. Angeli will be eligible to receive an LTIP award of up to 200% of his base salary within 10 days following the filing of the Company’s audited financial statements for the previous year with the SEC. The term of Mr. Angeli’s employment agreement is 24 months from October 1, 2023, with annual renewal from year to year thereafter unless terminated pursuant to its terms.

Severance Benefits

Other than Mr. Angeli, who is a party to an employment agreement that provides for certain termination benefits upon a qualifying termination of employment, our NEOs have no employment or severance contracts except as required by local laws, and our equity plan has limited change of control provisions.

Mr. Angeli’s employment agreement provides that in the event of termination by the Company for any reason other than “cause” (as defined in the agreement), death or disability of Mr. Angeli, or by the executive for “good reason” (also as defined in the employment agreement), the executive will be entitled to receive accrued pay and benefits through the date of termination, a pro-rata annual cash bonus based on performance through the date of termination, immediate vesting of all outstanding awards under the LTIP, and a severance benefit equal to two times the annual base salary and two times the annual target cash bonus plus a cash payment of $35,000. The severance benefit and vesting of the outstanding LTIP awards is conditioned upon continued compliance with the obligations and restrictive covenants in the Innovation, Nondisclosure, Noncompete and Proprietary Rights Agreement that Mr. Angeli is also a party to, and the execution of a release agreement. The severance benefit is payable in equal installments payable monthly for 24 months following termination.

Employment Agreement – Other Material Terms

In addition to the provisions described above related to Mr. Angeli’s employment agreement, that agreement further provides for an annual base salary for the term of the agreement of $450,000 and a target bonus of 100% of base salary. The employment agreement also provides for a cash payment in exchange for continued services in the Company through December 31, 2024. The cash payment was a lump sum cash bonus equal to the base salary paid in 2024 to Mr. Angeli, which was paid on January 31, 2025.

Retention Bonus Agreement

On June 8, 2023, NESR entered into a retention agreement with Mr. Angeli that provided for cash payments in exchange for continued service at the Company. See such amounts included in the Summary Compensation Table of this Proxy Statement. The retention bonus payments are subject to any statutory clawback rules applicable at the effective date of the retention agreement.

Other Compensation

The Company offers competitive compensation packages to its NEOs, so perquisites are limited to expatriate assignments, relocation and perquisites customary in countries as part of a standard executive compensation package.

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Employee Benefits and Health/Welfare Plans

All our full-time employees, including our NEOs, are eligible to participate in our health and welfare plans, as applicable in each country, which may include medical, dental and vision benefits, medical and dependent care flexible spending accounts, short-term and long-term disability insurance and life insurance.

We believe the benefits and perquisites described above are an important aspect of attracting and retaining qualified individuals to serve as executive officers.

No Tax Gross-Ups

We do not make gross-up payments to cover our NEOs’ personal income taxes that may pertain to any of the compensation or perquisites paid or provided by the Company.

The value of perquisites paid in 2024 to certain NEOs are shown in the supplemental table to the Summary Compensation Table.

Insider Trading Policy; Prohibition on Hedging, Pledging and Short Sales

NESR’s Policy on Insider Trading prohibits its employees, officers, directors and their respective immediate family members from trading in Company securities while in possession of material nonpublic information. The policy provides additional trading restrictions on “Covered Persons,” which includes the Company’s directors, certain officers of the Company and certain other employees of the Company designated as such because of their position, responsibilities or their actual or potential access to material information. The NEOs are all Covered Persons under the policy, and under such policy, unless prior approval is obtained from the Company’s General Counsel, we prohibit hedging, pledging and short sales of Company securities by Covered Persons and their immediate family members. A copy of our Policy on Insider Trading can be found as Exhibit 11.1 on our Annual Report on Form 20-F for the year ended December 31, 2024.

Compensation Clawback Policies

The Company has adopted two recoupment (aka “clawback”) policies. The Company’s Dodd-Frank Clawback Policy, which was adopted effective as of the date the Company’s stock was relisted on Nasdaq, is compliant with the clawback rules and requirements adopted by the SEC and Nasdaq. Under that clawback policy, the Company is required to recoup, from certain current or former executive officers (the Company’s Chief Executive Officer, the Chief Financial Officer, the General Counsel, and the Chief Accounting Officer or Controller), any incentive-based compensation that was erroneously awarded during the three years preceding the date of any accounting restatement that is required due to material non-compliance with any financial reporting requirement under applicable U.S. federal securities laws. A copy of our Dodd-Frank Clawback Policy can be found as Exhibit 97 on our Annual Report on Form 20-F for the year ended December 31, 2024.

The Company’s other clawback policy, which was adopted in 2021, applies to all NEOs and may further be applied to any employees, managers or executives of the Company designated by the CEO. Under that clawback policy, the Board may require any NEOs included in the Summary Compensation Table of this Proxy Statement to reimburse the Company for any incentive-based compensation plans, including any cash bonus and/or equity awards provided to the NEO where the Board determines that the NEO’s act or failure to act contributed to the need for the restatement of Company financial statements filed with the SEC and such action or inaction (a) willfully caused or was intended to cause a material violation of the policies of the Company or (b) resulted in the NEO’s termination of employment for cause. There is no intention to, nor shall there be, any duplicative recoupment of the same compensation under more than one policy, plan, award or agreement, however.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the CD&A with the Company’s management and based on such review and discussion, has determined that the CD&A should be included in this Proxy Statement.

Submitted by the Compensation Committee of the Board:

●	Antonio J. Campo Mejia (Chair)

●	Anthony (Tony) R. Chase

●	Andrew Waite

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Executive Compensation Tables

Summary Compensation Table

The following table sets forth the compensation paid by the Company to its NEOs.

Name & Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Stock Awards Waived ($)(3)	Option Awards ($)(4)	Non-Equity Incentive Plan Compensation ($)(5)	Change in Pension Value and NQDC Earnings ($)(6)	All Other Compensation ($)(7)	Total ($)
Sherif Foda	2024	840,000	-	-	-	-	1,428,000	-	-	2,268,000
Chairman & Chief Executive Officer	2023	840,000	-	-	-	-	1,260,000	-	-	2,100,000
	2022	840,000	-	-	-	-	-	-	-	840,000

Stefan Angeli	2024	450,000	750,000	2,730,000	-	-	562,500	-	-	4,492,500
Chief Financial Officer	2023	337,500	500,000	850,000	-	-	412,500	-	-	2,100,000
	2022	300,000	-	-	-	-	150,000	-	-	450,000

Jennifer Howard(8)	2024	44,000	-	-	-	-	-	-	-	44,000
General Counsel	2023	-	-	-	-	-	-	-	-	-
	2022	-	-	-	-	-	-	-	-	-

Chokri Ben Amor	2024	312,000	-	875,000	-	-	249,210	-	158,600	1,594,810
Executive Director & VP, QHSE	2023	249,600	-	-	-	-	95,347	-	138,528	483,475
	2022	249,600	-	-	-	-	51,168	-	140,946	441,714

Naif Al- Hadrami	2024	255,900	-	787,500	-	-	113,249	-	104,400	1,156,640
Executive Director, Saudi Arabia	2023	207,600	-	-	-	-	108,069	-	106,227	421,896
	2022	207,600	-	261,600	-	-	39,448	-	108,917	617,565

(1) The amounts in “Bonus” for Mr. Angeli for 2023 and 2024 are retention bonuses.

(2) Reflects the aggregate grant date fair value of our awards to certain of our NEOs of RSUs of our common stock consistent with FASB Accounting Standards Codification Topic 718 “Compensation-Stock Compensation” (“ASC Topic 718”). The RSUs granted to Mr. Angeli in 2024 represent the special equity award of 300,000 RSUs granted under his employment agreement. No US-based NEO was granted or received stock awards in 2024 other than the special equity award required under Mr. Angeli’s employment agreement. The RSUs granted to Mr. Angeli in 2023 represent the 2022 Awards and 2023 Awards granted under his employment agreement. See discussion of Long-Term Annual Equity Incentive Awards in the CD&A above.

(3) Mr. Foda has waived receiving RSUs in any year in which RSU awards were made in order to increase the number of shares available to grant to a broader pool of employees.

(4) No options were awarded in 2022, 2023 or 2024.

(5) The amounts in “Non-Equity Incentive Compensation” reflect the cash incentive earned in that year but paid in the subsequent year. See discussion of Short-Term Annual Incentive in the CD&A above. Mr. Foda waived his cash incentive compensation in 2022.

(6) In 2022, 2023 and 2024, no NEO was a participant in any pension plan or non-qualified deferred compensation plan.

(7) See the Supplemental Table for additional detail on All Other Compensation.

(8) Ms. Howard’s employment commenced on November 18, 2024; her base salary was set at $360,000 although only that portion in which she worked was paid in 2024. She was not eligible for a bonus, nor was she granted stock awards in 2024, although she will be eligible for each in 2025 with a target bonus of 50% of her base salary (plus up to an additional 50% bonus to encourage outstanding Company financial performance) and a target award under the LTIP of RSUs with a value equal to up to 200% of her base salary. See Grants of Plan-Based Awards below.

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Supplemental Table: All Other Compensation

The following table details the components of the All Other Compensation column of the Summary Compensation Table for 2024.

Name	Year	Housing Allowance ($)(1)	Transportation Allowance ($)(1)	Dependent Education Allowance ($)(1)	Relocation Allowance ($)	Total ($)
Chokri Ben Amor	2024	94,536	16,848	47,216	-	158,600
	2023	82,992	14,976	40,560	-	138,528
	2022	82,992	14,976	42,978	-	140,926
Naif Al-Hadrami	2024	70,400	-	34,000	-	104,400
	2023	69,200	-	37,027	-	106,227
	2022	69,200	-	39,717	-	108,917

(1) Housing, transportation and dependent education allowances are standard benefits as part of the NESR expatriate compensation structure. Perquisites and other personal benefits are valued on the basis of the aggregate incremental cost to the Company based on actual costs incurred.

Grants of Plan-Based Awards

The following plan-based awards were approved in 2024 for our NEOs.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)				All Other Stock Awards: Number of Shares of Stock or	Grant Date Fair Value of Stock and Option
	Grant	Threshold	Target	Superior	Exceptional	Units	Awards
Name	Date	($)	($)	($)	($)	(#)(2)	($)(3)
Sherif Foda	8/14/2024	-	1,260,000	1,470,000	1,680,000	0	0

Stefan Angeli	8/14/2024	-	450,000	675,000	900,000	0	0

Jennifer Howard(4)	8/14/2024	-	360,000	540,000	720,000	0	0

Chokri Ben Amor	8/14/2024	-	312,000	468,000	624,000	100,000	875,000

Naif Al-Hadrami	8/14/2024	-	272,004	408,006	544,008	90,000	787,500

(1) The opportunities for each NEO under the LTIP. The potential payouts are performance-driven and completely at risk. For additional information, refer to the CD&A. The amounts actually paid to each NEO are reflected in the Summary Compensation Table above.

(2) All RSUs are granted under the LTIP. For additional information on RSUs, refer to the CD&A.

(3) Reflects the aggregate grant date fair value of our awards to our NEOs of RSUs consistent with ASC Topic 718.

(4) Although Ms. Howard was not yet hired as of the grant date, the plan-based awards adopted for the Company’s General Counsel position are applicable to Ms. Howard for 2025.

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Outstanding Equity Awards at Fiscal Year-End 2024

The following table provides information about unvested RSU awards for each of our NEOs as of December 31, 2024. The vesting schedule for each grant can be found in the footnotes to this table, based on the grant date.

		Stock Awards
Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)(1)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)
Sherif Foda(3)	-	-	-
Stefan Angeli(4)	-	-	-
Jennifer Howard	-	-	-
Chokri Ben Amor	8/14/2024	100,000	896,000
Naif Al-Hadrami	6/1/2022	10,000	89,600
	8/14/2024	90,000	806,400

(1) The forfeiture restrictions associated with time-based RSUs lapse in one-third increments on the first through third anniversary dates of the grant date.

(2) The market value was based on the closing price of $8.96 at December 31, 2024.

(3) Mr. Foda waived receiving RSUs since inception of the Company in order to increase the number of shares available to grant to a broader pool of employees.

(4) Excludes liability-classified awards pursuant to Mr. Angeli’s employment agreement.

2024 Option Exercises and Stock Vested

The following options were exercised and RSUs vested in 2024 for our NEOs.

Stock Awards
	Number of Shares Acquired on Vesting		Value Realized on Vesting
Name	(#)		($)(1)
Sherif Foda	-		-
Stefan Angeli(2)	-		-
Jennifer Howard	-		-
Chokri Ben Amor	20,001	(3)	146,300
Naif Al-Hadrami	16,667	(4)	124,502

(1) The value realized on vesting was based on the vest date stock price of $7.85 for March 18, 2024 vesting, $7.95 for March 19, 2024 vesting, and $8.75 for August 14, 2024 vesting.

(2) Excludes liability-classified awards pursuant to Mr. Angeli’s employment agreement.

(3) 13,334 shares granted on March 19, 2021 and vested on March 19, 2024, and 6,667 shares granted on August 14, 2021 and vested on August 14, 2024.

(4) 6,667 shares granted on March 19, 2021 and vested on March 19, 2024, and 10,000 shares granted on June 1, 2022 and vested on March 18, 2024.

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Potential Payments Upon Termination or Change in Control for 2024

Potential Payments Upon Termination

Mr. Angeli is a party to an employment agreement that provides certain termination benefits upon a qualifying termination of employment. Assuming Mr. Angeli experienced a termination by the Company for any reason other than “cause” (as defined in the employment agreement), death or disability, or by his resignation for “good reason” (as defined in the employment agreement) on December 31, 2024, the potential payments and benefits he would have become entitled to receive pursuant to his employment agreement, as calculated in accordance with SEC rules, would have been valued as follows, which may not be reflective of actual values in the event of an actual termination:

●	Cash Severance. Mr. Angeli would have received payments equal to: (i) the sum of 1/12 of his annual base salary and 1/12 of his target annual cash bonus (each in effect on the termination date) for 24 months, $1,800,000 (the “Severance Benefit”); (ii) a cash payment of $35,000; and (iii) a pro-rata annual cash bonus based on performance through the termination date.

●	Equity Treatment. All outstanding awards under the LTIP would immediately vest.

●	Accrued Amounts. Mr. Angeli would have received any accrued pay and benefits through the termination date.

The Severance Benefit and vesting of the outstanding LTIP awards is conditioned upon continued compliance with the obligations and restrictive covenants in the Innovation, Nondisclosure, Noncompete and Proprietary Rights Agreement which Mr. Angeli is a party to, and the execution of a release agreement within 45 days of the effective date of his termination. In the event that termination takes place within 3 months prior to or 18 months following a change in control of the Company (as defined in the employment agreement), then the Severance Benefit will be payable in a single lump sum payment on the 60th day following the effective date of termination of the executive’s employment.

Assuming Mr. Angeli experienced a termination upon death or disability, he would have become entitled to: (i) accrued pay and benefits through the termination date, (ii) a pro-rata cash bonus based on performance through the termination date and (iii) full vesting of all outstanding awards under the LTIP.

Change in Control

Mr. Angeli is a party to an employment agreement that provides certain termination benefits upon a change in control. If during the term of his employment and within three months prior to or 18 months following a change in control, he is terminated by the Company other than for “cause”, death or disability, or by his resignation for “good reason”, Mr. Angeli shall be entitled to:

●	Cash Severance. Mr. Angeli would receive payments equal to: (i) the sum of 24 months’ of base salary and two times his target annual cash bonus (each in effect on the termination date), $1,800,000; and (ii) a cash payment of $35,000 (together, the “Change in Control Severance Benefit”).

●	Equity Treatment. All outstanding awards under the LTIP would immediately vest.

●	Accrued Amounts. Mr. Angeli would have received any accrued pay and benefits through the termination date.

The Change in Control Severance Benefit and vesting of the outstanding LTIP awards is conditioned upon continued compliance with the obligations and restrictive covenants in the Innovation, Nondisclosure, Noncompete and Proprietary Rights Agreement which Mr. Angeli is a party to, and the execution of a release agreement within 45 days of the effective date of his termination. In the event that termination takes place within 3 months prior to or 18 months following a change in control of the Company (as defined in the employment agreement), then the Severance Benefit will be payable in a single lump sum payment on the 60th day following the effective date of termination of the executive’s employment.

Under the LTIP, in the event of a change of control, as defined in the LTIP, the Board, in its sole discretion, may provide for the vesting of all outstanding awards or may cancel any awards and deliver cash to the holders in an amount the Board determines is equal to the fair market value of such awards on the date of such event. The award agreement for restricted shares allows for accelerated vesting in the event an employee is terminated without cause within six months following the consummation of a change in control.

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The following table sets forth the value of the unvested equity awards held by each NEO at December 31, 2024 that would become vested upon a change in control assuming the Board elects to accelerate the vesting of equity awards or the employee is terminated without cause within six months following the consummation of a change in control. Due to the various factors that could affect the nature and amount of any benefits provided upon these events, any amounts actually paid or distributed may be different.

Name	Amount ($)(1)
Sherif Foda	-
Stefan Angeli(2)	-
Jennifer Howard	-
Chokri Ben Amor	896,000
Naif Al-Hadrami	896,000

(1) Calculated based on the closing price of NESR common stock of $8.96 on December 31, 2024 and the number of outstanding, unvested RSUs held at that date.

(2) Excludes liability-classified awards pursuant to Mr. Angeli’s employment agreement.

CEO Pay Ratio

In accordance with SEC rules, we are providing the ratio of the total compensation of Mr. Foda, our CEO, to the annual total compensation of our median employee, without adjustment for cost of living. Based on the methodology described below, our CEO’s total compensation for the full year 2024 was 62 times that of our median employee.

We have elected to identify our median employee every three years unless there is a significant change in employee population or employee compensation arrangements. In 2024, like in 2023, our median employee was a full-time employee working in Saudi Arabia. We calculated all of the elements of the median employee’s compensation for 2024 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K. The resulting 2024 total compensation of our median employee was $36,351, converting the total compensation in the local currency of non-US employees to US Dollars, using the year-end exchange rate. The 2024 compensation of our CEO was $2,268,000 as reflected in the summary compensation table. We did not make any material assumptions, adjustments or estimates with respect to total compensation, including that no cost-of-living adjustments were applied. Our Compensation Committee believes all this is reasonable on the basis there has been no significant change in its employee population or employee compensation arrangements.

Because the pay ratio rule for identifying the median employee allows companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices, the pay ratio reported by other companies may not be comparable to the pay ratio for our Company.

Director Compensation

Our director compensation philosophy is to appropriately compensate our non-employee directors for their services as a director of a complex multi-national company. The compensation structure should align the interests of directors and shareholders. Directors who are also employees of NESR do not receive compensation for serving on the Board. We believe that our director fee structure is customary and reasonable and consistent with that of our peers and similarly situated companies in the industry in which we operate.

Director Fees

All non-employee directors receive an annual retainer of $50,000, paid in quarterly installments, and pro-rated for any partial year of service. In addition, the chairs of the Compensation and Nominating and Governance Committees receive an additional $15,000 annual retainer, and the chair of the Audit Committee receives an annual retainer of $20,000, paid in quarterly installments, and pro-rated for any partial years of service. As of December 31, 2024, the Company had unpaid 2024 director cash compensation of $100,000 that was settled in 2025.

Non-employee directors are permitted to waive director’s fees.

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Director Equity Awards

All non-employee directors are entitled to receive an annual equity award with a grant date value of approximately $100,000, consisting of restricted shares that vest over one year. All shares are awarded under the LTIP and follow all the terms and conditions of the RSUs.

Non-employee directors are permitted to waive director’s equity awards.

Director Pay Review

Our Compensation Committee annually reviews and periodically recommends updates to our non-employee director compensation program. Recommendations factor in our director compensation philosophy, changes in market practice and the scope and responsibilities of the directors’ service.

Director Compensation

The following table provides information on the compensation earned or awarded to our current non-employee directors during 2024.

	Fees Earned	Waived Fees Earned	Stock Awards	Waived Stock Awards	Total (Earned or Awarded)
Name	($)	($)	($)	($)	($)
Yousef Al Nowais(1)		50,000		87,500	-
Antonio Campo Mejia(2)	65,000		179,500		244,500
Anthony (Tony) R. Chase(3)	32,500		-		32,500
Andrew Waite(2)	70,000		179,500		249,500

 (1) Mr. Al Nowais waived all 2024 compensation.

(2) During the year ended December 31, 2024, Messrs. Campo Mejia and Waite each received 10,000 restricted share grants totaling $87,500 (calculated based on the closing price of NESR common stock of $8.75 on August 14, 2024). Additionally, Messrs. Campo Mejia and Waite received previously delayed equity awards (10,000 shares each) totaling $92,000 each (calculated based on the closing price of NESR common stock of $9.20 on October 2, 2024) for service provided during 2023. The 2023 awards were delayed as the LTIP did not have sufficient ordinary shares reserved for the awards.

(3) Mr. Chase was not eligible for stock awards in 2024.

SHARE OWNERSHIP OF OUR DIRECTORS AND EXECUTIVE OFFICERS

The table below shows the number and percentage of our outstanding ordinary shares beneficially owned by each of our directors and executive officers and all of our directors and executive officers as a group.

	Beneficial Interest in Ordinary Shares
Officer and/or Director	Number of shares	Percentage(1)
Sherif Foda(2)	2,965,325	3.1%
Stefan Angeli	399,999	*
Antonio J. Campo Mejia	736,922	*
Yousef Al Nowais(3)	5,358,396	5.6%
Anthony (Tony) R. Chase	-	-
Andrew Waite	52,103	*
All officers and directors as a group	9,512,745	9.9%

* less than 1%

(1) Based on issued and outstanding shares of 96,452,967 as of May 2, 2025.

(2) Mr. Foda owns 2,965,325 ordinary shares, inclusive of 2,000,000 shares held by NESR Holdings, Ltd., our sponsor. Mr. Foda has exclusive voting and dispositive power over the ordinary shares held by NESR Holdings Ltd.

(3) Includes 5,358,396 ordinary shares held by Al Nowais Investments LLC over which Mr. Al Nowais shares dispositive power.

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MAJOR SHAREHOLDERS

The following table sets forth information for each shareholder whom we know to beneficially own more than 5% of our outstanding ordinary shares:

	Ordinary Shares Held
Shareholders	Number of shares (in thousands)	Percentage of Ordinary Shares Outstanding(1)
Olayan Financing Company	17,025	17.73%
Encompass Capital Advisors LLC(2)	9,123	9.50%
SCF-VIII, L.P.(3)	7,992	8.32%
FMR LLC(4)	7,462	7.77%
Mubbadrah Investment LLC(5)	6,661	6.94%
Al Nowais Investments LLC	5,358	5.58%

(1) Based on issued and outstanding shares of 96,452,967 as of May 2, 2025.

(2) Based on the most recent Schedule 13G filed on April 8, 2025 by Encompass Capital Advisors LLC.

(3) SCF-VIII, L.P. (of which SCF GP LLC, an affiliate of SCF Partners, is the indirect beneficial owner) is the direct owner of 7,991,667 ordinary shares.

(4) Based on the most recent Schedule 13G filed on February 12, 2025 by FMR LLC. Includes NESR ordinary shares owned by FMR LLC and Abigail P. Johnson.

(5) Based on the most recent Schedule 13D filed on March 24, 2025. Includes NESR ordinary shares owned by Mubbadrah Investments LLC, Hilal Al Busaidy and Yasser Al Barami

Our major shareholders have no different voting rights from those of the rest of our shareholders.

There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Nine Energy Service, Inc.

The Company purchased $1.1 million, $1.5 million and $0.8 million for the years ended December 31, 2024, 2023 and 2022, respectively, of products and rentals from Nine Energy Service, Inc. One of the Company’s directors, Andrew Waite, served as a director of Nine Energy Service, Inc. until February 28, 2025. As of December 31, 2024 and 2023, the Company had total liabilities of $0.0 (zero) million and $0.4 million, respectively, on its Consolidated Balance Sheets related to these purchases.

The Company’s Related Party Transactions Policy is included as a part of the Audit Committee Charter. The Company also has a comprehensive conflict of interest policy as part of its Code of Conduct.

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PROPOSAL NO. 3
RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee Report

During 2024, the Audit Committee periodically reviewed and discussed the Company’s consolidated financial statements with Company management and GT, the Company’s independent registered public accounting firm, including matters raised by the independent registered public accounting firm pursuant to applicable Public Company Accounting Oversight Board (“PCAOB”) requirements. The Audit Committee also discussed with Company management and GT the evaluation of the Company’s reporting and internal controls undertaken in connection with certifications made by the Company’s Chief Executive Officer and Chief Financial Officer in the Company’s periodic SEC filings pursuant to the Sarbanes-Oxley Act of 2002. The Audit Committee reviewed and discussed such other matters as it deemed appropriate, including the Company’s compliance with Section 404(a) and other relevant provisions of the Sarbanes-Oxley Act of 2002 and rules adopted or proposed to be adopted by the SEC and Nasdaq. The Audit Committee also reviewed with GT the matters required to be discussed by the independent registered public accounting firm with the Audit Committee under applicable requirements of the PCAOB and the SEC.

Based on the foregoing reviews and discussions, the Audit Committee recommended that the Board include the audited consolidated financial statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, as filed with the SEC on March 28, 2025.

During the Company’s two most recent fiscal years ended December 31, 2024 and 2023, neither the Company nor anyone acting on its behalf consulted with GT regarding any of the matters described in Items 304(a)(2)(i) and (ii) of Regulation S-K.

While the Audit Committee is responsible for appointing, compensating and overseeing the independent auditor’s work, we are requesting, as a matter of good corporate governance, that our shareholders ratify the appointment of GT as our independent registered public accounting firm for the fiscal year ending December 31, 2025. We believe the appointment of GT as our independent registered public accounting firm for 2025 is in the best interests of the Company and our shareholders.

If our shareholders do not ratify this appointment, the Audit Committee will reconsider whether to retain GT and may retain that firm or another firm without resubmitting the matter to our shareholders. Even if the appointment is ratified, the Audit Committee may, in its discretion, direct the appointment of a different independent auditor at any time during the year if it determines that such change would be in the best interests of the Company and our shareholders.

Submitted by the Audit Committee of the Board:

●	Andrew Waite (Chair)

●	Yousef Al Nowais

●	Antonio J. Campo Mejia

✔	The Board recommends a vote “FOR” the ratification of the appointment of GT as our independent registered public accounting firm for the fiscal year ending December 31, 2025.

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Fees Paid to Auditor

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by GT as the Company’s independent registered public accounting firm and our principal external auditors, for the periods indicated (in US$ thousands).

	Period from	Period from
	January 1	January 1
	to December 31,	to December 31,
	2024	2023

Audit fees(1)	$2,900	$2,750
Audit-related fees(2)	455	50
Tax fees(3)	-	-
All other fees(4)	-	-
Total	$3,355	$2,800

(1) Audit fees represent fees for services provided in connection with the audit of our consolidated financial statements, and audit services provided in connection with other statutory or regulatory filings.

(2) Audit-related fees consist of assurance and related services rendered by the principal accountant related to the performance of the audit or review of our consolidated financial statements, which have not been reported under audit fees above.

(3) Tax fees represent fees for professional services rendered for tax compliance, tax advice and tax planning.

(4) All other fees include fees for services provided other than services reported above.

Audit Committee’s Pre-Approval Policies and Procedures

The Audit Committee’s primary responsibilities are to assist in the Board’s oversight of our accounting practices; the integrity of our financial statements; our compliance with legal and regulatory requirements; the qualifications, selection, independence and performance of our independent auditors; and the internal audit function. The Audit Committee has adopted in its charter a policy regarding the pre-approval of audit and permissible non-audit services provided by the Company’s independent auditors.

Under the policy, the Audit Committee pre-approves all audit services to be provided to the Company, whether provided by the principal auditors or other firms, and all other services (review, attest and non-audit) to be provided to the Company by the independent auditors; provided, however, that de minimis non-audit services may instead be approved in accordance with applicable rules and regulations. All services provided by the principal external auditors for the years ended December 31, 2024 and 2023 were approved by the Audit Committee pursuant to the pre-approval policy.

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FORWARD-LOOKING STATEMENTS

This Proxy Statement contains forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). Any and all statements contained in this Proxy Statement that are not statements of historical fact may be deemed forward-looking statements. Terms such as “may,” “might,” “would,” “should,” “could,” “project,” “estimate,” “predict,” “potential,” “strategy,” “anticipate,” “attempt,” “develop,” “plan,” “help,” “believe,” “continue,” “intend,” “expect,” “future,” and terms of similar import (including the negative of any of these terms) may identify forward-looking statements. However, not all forward-looking statements may contain one or more of these identifying terms. Forward-looking statements in this Proxy Statement may include, without limitation, statements about our future operating results, business plans, objectives and ESG initiatives. These forward-looking statements are subject to certain risks and uncertainties, such as those described in our periodic reports filed with the SEC, that could cause actual results to differ materially from anticipated results. These statements may also be based on standards for measuring progress that are still developing and on assumptions that are subject to change in the future. Consequently, such forward-looking statements are qualified by the cautionary statements, cautionary language and risk factors set forth in our periodic reports and documents filed with the SEC, including our most recent Annual Report on Form 20-F and Current Reports on Form 6-K. We are providing this information as of the date of this Proxy Statement and assume no obligation to update or revise the information contained in this Proxy Statement whether as a result of new information, future events or any other reason except as required by applicable law.

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